UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-15138

中国石油化工股份有限公司 CHINA PETROLEUM & CHEMICAL CORPORATION

(Exact name of registrant as specified in its charter)

22 Chaoyangmen North Street Chaoyang District, Beijing, 100728 The People’s Republic of China Tel: +86 (10) 5996 0028

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

H Shares with Par Value of RMB1.00 Per Share American Depositary Shares Each Representing 100 H Shares*

(Title of each class of securities covered by this Form)

* The American Depositary Shares program had been terminated as of December 5, 2022.

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. China Petroleum & Chemical Corporation (the “Company”) first became subject to reporting obligations under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in October 2000, following the listing of the Company’s American depositary shares (“ADSs”), representing its H shares with par value of RMB1.00 per share (the “H Shares”), on the New York Stock Exchange (the “NYSE”) and the registration on Form F-6 (file number 333-12506), filed by Citibank, N.A., depositary of the Company’s American Depositary Receipt program by then (the “Depositary”), on September 11, 2000 (as amended by an Amendment No. 1 filed on October 6, 2000).

B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding SEC rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s ADSs representing H Shares were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a Form F-1 that was declared effective by the SEC on October 11, 2000.

Item 3. Foreign Listing and Primary Trading Market

A. The foreign exchange on which the Company has maintained a listing of its H Shares is The Stock Exchange of Hong Kong Limited (the “SEHK”), located in Hong Kong SAR, the People’s Republic of China, and such exchange constitutes the primary trading market for the Company’s H Shares.

B. The Company was initially listed on the SEHK on October 19, 2000. The Company has maintained the listing of its H Shares on the SEHK for at least the 12 months preceding the filing of this Form 15F.

C. The percentage of trading in H Shares that occurred in Hong Kong for the 12-month period from December 6, 2022 to December 5, 2023 (both dates inclusive) was 99.8%.

Item 4. Comparative Trading Volume Data

A. The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from December 6, 2022 through December 5, 2023 (both dates inclusive).

B. The average daily trading volume of the Company’s H Shares in the United States (including off-exchange and on exchange transactions) was 194,180 shares for the same 12-month period. The average daily trading volume of the Company’s H Shares worldwide was 106,676,352 shares for the same 12-month period.

C. The average daily trading volume of the Company’s H Shares in the United States was 0.2% of the average daily trading volume of the Company’s H Shares on a worldwide basis for the same 12-month period.

D. The Company delisted its ADSs from the NYSE effective September 8, 2022. As of September 8, 2022, the average daily trading volume of the Company’s H Shares in the United States (including off-exchange and on exchange transactions) as a percentage of the average daily trading volume of the Company’s H Shares on a worldwide basis for the preceding 12-month period was 15.0%.

E. The Company terminated a sponsored American Depositary Receipt facility regarding its H Shares effective December 5, 2022. As of December 5, 2022, the average daily trading volume of the Company’s H Shares in the United States (including off-exchange and on exchange transactions) as a percentage of the average daily trading volume of the Company’s H Shares on a worldwide basis for the preceding 12-month period was 13.3%.

F. The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is: Bloomberg L.P.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

The Company published a press release of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on December 8, 2023 and used ACCESSWIRE to disseminate the notice in the United States. In addition, the press release was posted to the Company’s website on December 8, 2023 and furnished to the SEC on Form 6-K via EDGAR on December 8, 2023.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, http://www.sinopec.com/listco/en/investor_centre.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, China Petroleum & Chemical Corporation has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, China Petroleum & Chemical Corporation certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: December 8, 2023

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng
Name:	Huang Wensheng
Title:	Vice President and Secretary to the Board of Directors

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